DECLARATION OF TRUST

JPMORGAN TRUST IV

SCHEDULE A

SERIES AND CLASSES

As of May 18, 2016

Series	Classes
JPMorgan Flexible Long/Short Fund (name change from JPMorgan Flexible Credit Long/Short Fund effective 5/18/16)	A, C, Select, R6

JPMorgan High Yield Opportunities Fund	A, C. Select, R6

JPMorgan Multi-Manager Long-Short Fund	A, C. Select, R5, R6

JPMorgan Ultra-Short Municipal Fund	A, Select

JPMorgan Value Plus Fund	A, C, Select